UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 23, 2021
______________________________

Capview Residential Income – Fund VII, LP
(Exact name of issuer as specified in its charter)

Delaware	84-3058702
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

6119A Greenville Avenue, Suite 434

Dallas, Texas 75206

(Full mailing address of principal executive offices)

(972) 387-9232

(Issuer’s telephone number, including area code)

______________________________________________________________________

Title and class of securities issued pursuant to Regulation A: Units of Limited Partnership Interest

Item 1. Fundamental Changes

On August 23, 2021, Capview Residential Income – Fund VII, LP, (“CRI7”) entered into a material contract, a Property Management, Leasing and Services Agreement (the “Management Agreement”) dated effective as of August 19, 2021, with HRG Management, LLC (“HRG”). Pursuant to the Management Agreement, CRI7 has engaged HRG to act as CRI7’s agent to perform leasing and management services (including inspection, quality assurance, maintenance and renovation supervision) with respect to certain single-family residential rental income properties owned or to be acquired by CRI7.

The foregoing description of the terms of the Management Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Management Agreement, which are filed herewith as Exhibit 6.1 and which is are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
6.1	Property Management, Leasing and Services Agreement, dated effective as of August 19, 2021, by and between Capview Residential Income – Fund VII, LP and HRG Management, LLC

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPVIEW RESIDENTIAL INCOME – FUND VII, LP

	By:	CRI FUND VII GP, LLC, a Texas limited liability company
	Its:	General Partner

	By:	Capview Holdings, LLC, a Delaware limited liability company
	Its:	Manager

Date: August 27, 2021	By:	/s/ John Hammill
	Name:	John Hammill
	Title:	Manager

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